1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _________.)

TSMC October 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — November 10, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for October 2006: on an unconsolidated basis, sales were NT$26,850 million, approximately at the same level compared to September 2006 and an increase of 2.4 percent over October 2005. Revenues for January through October 2006 totaled NT$266,796 million, an increase of 27.3 percent over the same period in 2005.
On a consolidated basis, net sales for October 2006 were NT$ 27,032 million, a decrease of 0.6 percent from September 2006; revenues for January through October 2006 totaled NT$ 269,482 million.
TSMC Sales Report (Unconsolidated):

	(Unit: NT$ million)
Net Sales	2006*	2005	Increase (Decrease) %
October	26,850	26,227	2.4
January through October	266,796	209,654	27.3
* Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
November 10, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2006.
1)	Sales volume (in NT$ thousand)

Period	Items	2006	2005
Oct.	Net sales	26,850,496	26,227,154
Jan.-Oct.	Net sales	266,796,436	209,654,203
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Oct.	Bal. as of period end
TSMC	96,227,225	—	—
TSMC’s subsidiaries	32,859,816	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Oct.	Bal. as of period end
TSMC	120,284,032
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand) TSMC Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	9,427,835	42,614,026	1,326,130	1,326,130
	Mark to Market
	Profit/Loss	41,985	(401,903)	123	—
Expired Contracts	Notional Amount	23,789,119	375,655,183	1,633,350	1,633,350
	Realized Profit/Loss	54,497	(1,814,543)	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	5,890	—	—	—
	Mark to Market
	Profit/Loss	57	—	—	—
Expired Contracts	Notional Amount	590,364	—	—	—
	Realized Profit/Loss	2,642	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 10, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer